

Mail Stop 4720

April 11, 2018

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Registration Statement on Form S-4**
> **Filed March 30, 2018**
> **File No. 333-224043**

Dear Mr. Jeffries:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Vincent Lichtenberger
Elizabeth G. Wren, Esq.